Filed Pursuant to Rule 433

Registration No. 333-181047

November 1, 2012

CAPITAL ONE FINANCIAL CORPORATION

$250,000,000 FLOATING RATE SENIOR NOTES DUE 2015

Summary of Terms for Issuance

Issuer:	Capital One Financial Corporation

Security:	Floating Rate Senior Notes due 2015

Principal Amount:	US$ 250,000,000

Net Proceeds to Issuer:	US$ 249,375,000

Ranking:	Senior Unsecured

Expected Security Ratings:*	Baa1 / BBB / A- (Moody’s / S&P / Fitch)

Trade Date:	November 1, 2012

Settlement Date:	November 6, 2012 (T+3)

Maturity Date:	November 6, 2015

Price to Public:	100.00%

Base Rate:	3-month US$ LIBOR (Reuters Screen LIBOR01)

Spread (Plus or Minus):	Plus 0.64%

Interest Payment Period:	Quarterly

Interest Payment Dates:	Each February 6, May 6, August 6 and November 6, starting February 6, 2013

Day Count/Business Day Convention:	Actual/360; Modified Following, Adjusted

Interest Determination Date:	Two London banking days prior to the first day of the relevant interest period

Concurrent Debt Offerings	The issuer is also offering $750,000,000 of its 1.000% Senior Notes due 2015.

CUSIP/ISIN:	14040H BB0 / US14040HBB06

Joint Book-Running Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC RBS Securities Inc.

Co-Managers:	HSBC Securities (USA) Inc. Keefe, Bruyette & Woods, Inc. Mischler Financial Group, Inc. Muriel Siebert & Co., Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capital One Financial Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about Capital One Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or RBS Securities Inc. toll-free at 1-866-884-2071.

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